UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549-4631


    DIVISION OF
CORPORATION FINANCE


  Mail Stop 4631

                                              November 20, 2018

  Via E-Mail
  Mr. Curtis D. Hodgson
  Co-Chief Executive Officer
  Mr. Kenneth E. Shipley
  Co-Chief Executive Officer
  Legacy Housing Corporation
  1600 Airport Freeway, #100
  Bedford, TX 76002

          Re:     Legacy Housing Corporation
                  Registration Statement on Form S-1
                  Filed November 9, 2018
                  File No. 333-228288

  Dear Messrs. Hodgson and Shipley:

          We have reviewed your registration statement and have the following comments.
  In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

          Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

  Comparison of Cash Flow Activities from September 30, 2018 to September 30, 2017, page 48

  1. Please revise your filing to provide a more robust discussion of the underlying reasons for changes in your working capital accounts.
 Mr. Curtis D. Hodgson
Mr. Kenneth E. Shipley
Legacy Housing Corporation
November 20, 2018
Page 2

Table of Contractual Obligations, page 50

2. Given the changes that have occurred in your obligations since the year ended
   December 31, 2017, such as amended due dates, please revise your table to depict the obligations at the end of the most recent interim period reported.

Choice of Forum, page 91

3. We note that Article VIII of your amended and restated certificate of incorporation filed as Exhibit 3.1 to the registration statement identifies the Court of Chancery of
   Delaware as the sole and exclusive forum for certain litigation, including
"any
   derivative action or proceeding." Please disclose whether this sole and exclusive forum provision applies to actions arising under the Securities Act or the Exchange
   Act. Note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations. If this sole and exclusive provision does not apply to actions arising under the Securities Act or the Exchange Act, please ensure that your amended and restated certificate of incorporation states this clearly. Additionally, revise the disclosure in the registration statement to reflect any revision of this sole and exclusive forum provision in your amended and restated certificate of incorporation, and, if applicable, refile your amended and restated
certificate of
   incorporation to reflect any revision of this sole and exclusive forum provision.

Note 2. Summary of Significant Accounting Policies, page F-7

4. We note your disclosure on page 8 indicates that you have recently begun a program under which manufactured housing communities can lease manufactured homes from you. Please revise your filing to disclose your accounting policy for these transactions.

Exhibit 23.4

5. We are unable to locate this exhibit on the EDGAR system. Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mr. Curtis D. Hodgson
Mr. Kenneth E. Shipley
Legacy Housing Corporation
November 20, 2018
Page 3
       You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W.
John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you have any other questions.

                                           Sincerely,

                                           /s/ Jay Ingram

                                           Jay Ingram
                                           Legal Branch Chief
                                           Office of Manufacturing and
Construction

cc:    Via E-mail
       Steve Wolosky, Esq.
       Spencer G. Feldman, Esq.
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas, 15th Floor
       New York, NY 10019